FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2012

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

6 March 2012

Board Changes at Santander UK plc

Santander UK plc (“Santander UK”) has today announced that its Board of Directors have resolved to make the following Board level changes with immediate effect:

●
Stephen Jones has been appointed Chief Financial Officer and Executive Director.  In addition to his role as Chief Financial Officer, Stephen will have executive responsibility for Regulatory Affairs and Pensions.

●
Steve Pateman, who is currently Executive Director, UK Corporate, Commercial and Business Banking will become Head of UK Banking, with responsibility for Retail Distribution & Intermediaries and Products & Marketing, in addition to his existing responsibilities.

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Corporate Communications)	020 7756 5536
James S Johnson	(Head of Investor Relations)	020 7756 4483

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 6 March 2012	By / s / Jessica Petrie (Authorised Signatory)